EXHIBIT 12.1

APOGENT TECHNOLOGIES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	Six	Years Ended September 30,
	Months Ended
	March 31,
	2004	2003	2002	2001	2000	1999
Fixed Charges:
Interest expense	$15,816	$46,227	$40,737	$48,820	$49,584	$41,228
Deferred financing	3,012	4,046	3,461	472	521	224
1/3 Rental expense	2,532	5,203	4,374	3,424	2,905	2,235

	$21,360	$55,476	$48,572	$52,716	$53,010	$43,687
Earnings:
Pre tax income from continuing operations	$98,342	$122,157	$205,311	$163,411	$134,759	$145,750
Add: Fixed charges	21,360	55,476	48,572	52,716	53,010	43,687
Earnings	119,702	177,633	253,883	216,127	187,769	189,437
Ratio of Earnings to Fixed Charges	5.6	3.2	5.2	4.1	3.5	4.3

Rental Expense	$7,595	$15,608	$13,123	$10,272	$8,716	$6,704